PAA NATURAL GAS STORAGE, L.P.
333 CLAY STREET, SUITE 1500
HOUSTON, TEXAS 77002
August 2, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Mr. H. Christopher Owings

Re:	PAA Natural Gas Storage, L.P. (the “Registrant”) Request for Acceleration of Effectiveness Amendment No.3 to Registration Statement on Form S-3 (File No. 333-174589) (the “Registration Statement”)
Ladies and Gentlemen:
     Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that the Registration Statement will become effective Thursday, August 4, 2011, at 10:30 a.m. Eastern Time, or as soon thereafter as practicable.
     The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant. The Registrant hereby further acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should the Staff have any questions or comments, please call D. Alan Beck, Jr. of Vinson & Elkins L.L.P., the Registrant’s outside legal counsel, at (713) 758-3638 with any questions regarding this request for acceleration.

Sincerely, PAA NATURAL GAS STORAGE, L.P.
By:	/s/ Richard K. McGee
	Name:	Richard K. McGee
	Title:	Vice President -- Legal and Business Development

cc:	D. Alan Beck, Jr., Esq. Vinson & Elkins L.L.P.